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SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Filing Persons (Offeror))

Zero Coupon Convertible Debentures due 2021
(Title of Class of Securities)

No. 902118AW8
(CUSIP Numbers of Class of Securities)

Judith A. Reinsdorf, Esq.
c/o Tyco International Management Company
9 Roszel Road, Princeton, NJ 08540
(609) 720-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Steven R. Finley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$29,000	$1.00
*
Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Debentures due 2021, as described herein, is $824.83 per $1,000 principal amount at maturity outstanding. As of April 26, 2007, there was approximately $35,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of approximately $29,000.

**
$30.70 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 7 for fiscal year 2007.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration No.: N/A	Filing Party: N/A Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO-I (this "Schedule TO-I") is filed by Tyco International Ltd., a company organized under the laws of Bermuda ("Tyco"), and Tyco International Group S.A., a company organized under the laws of Luxembourg and a wholly owned subsidiary of Tyco (the "Company"), and relates to the offer to purchase (the "Tender Offer") all of its outstanding Zero Coupon Convertible Debentures due 2021 issued by the Company on February 12, 2001 (the "Notes") and solicitation of consents (the "Consent Solicitation") to amendments to the Indenture (as defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated April 27, 2007 (the "Offer to Purchase") and in the related Consent and Letter of Transmittal, which are filed as Exhibits (a)(1)(i) and Exhibit (a)(2)(i) to this Schedule TO, respectively.

        The Tender Offer and Consent Solicitation will expire at 12:00 Midnight, New York City time, on May 24, 2007. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        The Notes were issued pursuant to an indenture, dated as of February 12, 2001, as amended by Supplemental Indenture No. 1, dated January 13, 2003, among the Company, Tyco, as guarantor, and U.S. Bank, N.A., as trustee (the "Indenture"). The payment and performance of all obligations of the Company under the Indenture and the Notes are fully and unconditionally guaranteed by Tyco, and the Notes are convertible into common shares, par value $0.20 per share, of Tyco. Tyco maintains its registered and principal executive offices at 90 Pitts Bay Road, Second Floor, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at 9 Roszel Road, Princeton, NJ 08540. The telephone number there is (609) 720-4200. The Company maintains its registered and principal executive offices at 58, rue Charles Martel, L-2134 Luxembourg. The Company's telephone number is (352) 464-340-1. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements

  (a)
  Financial Information. Pursuant to Instruction 2 in Item 10 to Schedule TO-I, the Company and Tyco believe that their financial condition is not material to a holder's decision to tender in the Tender Offer because the consideration being offered for tendered Notes consists solely of cash, the Tender Offer is not subject to any financing conditions, the Tender Offer applies to all outstanding Notes and Tyco is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of Tyco and its subsidiaries (including the Company) are reported electronically on EDGAR on a consolidated basis.

  (b)
  Pro Forma Financial Information. Not applicable.

Item 11. Additional Information

  (a)
  Not applicable.

  (b)
  Not applicable.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated April 27, 2007.
(a)(1)(ii)	Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release, dated April 27, 2007.
(d)(1)	Indenture, dated February 12, 2001, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A., as successor trustee to State Street Bank and Trust Company, N.A., incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-57180 and 333-51780-01), as filed with the Securities and Exchange Commission on March 16, 2001.
(d)(2)	Supplemental Indenture No. 1, dated as of January 10, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A., as successor trustee to State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit (d)(2) to the Tyco and the Company's Schedule TO-I, as filed with the Securities and Exchange Commission on January 14, 2003.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

  (a)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYCO INTERNATIONAL LTD.
By:	/s/ CHRISTOPHER J. COUGHLIN Name: Christopher J. Coughlin Title: Executive Vice President and Chief Financial Officer
TYCO INTERNATIONAL GROUP S.A.
By:	/s/ MICHAELANGELO STEFANI Name: Michaelangelo Stefani Title: Managing Director

Dated: April 27, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated April 27, 2007.
(a)(1)(ii)	Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press Release, dated April 27, 2007.
(d)(1)
Indenture, dated February 12, 2001, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A., as successor trustee to State Street Bank and Trust Company, N.A., incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-57180 and 333-51780-01), as filed with the Securities and Exchange Commission on March 16, 2001.
(d)(1)
Supplemental Indenture No. 1, dated as of January 10, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A., as successor trustee to State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit (d)(2) to the Tyco and the Company's Schedule TO-I, as filed with the Securities and Exchange Commission on January 14, 2003.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX